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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 6)*

American International Group, Inc.
(Name of Issuer)

Common Stock, $2.50 par value
(Title of Class of Securities)

026874784
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	026874784

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

39,888,999

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

41,949,459

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,949,459

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%*

14.	TYPE OF REPORTING PERSON

IA

*This percentage is based on the total outstanding shares reported by the Issuer on October 29, 2010, as adjusted to reflect the number of additional common shares reported on the Form 8-K filed by the Issuer on November 24, 2010.

CUSIP No.	026874784

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

39,888,999

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

41,949,459

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,949,459

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%*

14.	TYPE OF REPORTING PERSON

IN, HC

* This percentage is based on the total outstanding shares reported by the Issuer on October 29, 2010, as adjusted to reflect the number of additional common shares reported on the Form 8-K filed by the Issuer on November 24, 2010.

CUSIP No.	026874784

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

38,089,674

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

38,089,674

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,089,674

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.2%*

14.	TYPE OF REPORTING PERSON

IV

* This percentage is based on the total outstanding shares reported by the Issuer on October 29, 2010, as adjusted to reflect the number of additional common shares reported on the Form 8-K filed by the Issuer on November 24, 2010.

CUSIP No.	026874784

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on September 17, 2010.

Item 2.	Identity and Background.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 4.	Purpose of Transaction.

No material changes from the Schedule 13D filed by the Reporting Persons on November 1, 2010.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme may be deemed to be the beneficial owner of 41,949,459 Shares (30.0%) of the Issuer, the Fund may be deemed to be the beneficial owner of 38,089,674 Shares (27.2%) of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 41,949,459 Shares (30.0%) of the Issuer, based upon the 140,024,843 Shares outstanding.*

Fairholme has the sole power to vote or direct the vote of 0 Shares, the Fund has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Fairholme has the shared power to vote or direct the vote of 39,888,999 Shares, the Fund has the shared power to vote or direct the vote of 38,089,674 Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of 39,888,999 Shares to which this filing relates.

Fairholme has the sole power to dispose or direct the disposition of 0 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Fairholme has the shared power to dispose or direct the disposition of 41,949,459 Shares, the Fund has the shared power to dispose or direct the disposition of 38,089,674 Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 41,949,459 Shares to which this filing relates.

The trading dates, number of Shares purchased and the price per share for all transactions effected in the Shares since the 13D filed on November 18, 2010 by the Reporting Persons are set forth in Exhibit B and were effected in the open market with the exception of the convertible preferred shares that were converted into Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

* This amount reflects the total outstanding shares reported by the Issuer on October 29, 2010, as adjusted to reflect the number of additional common shares reported on the Form 8-K filed by the Issuer on November 24, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No material changes from the Schedule 13D filed by the Reporting Persons on September 29, 2010.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement attached to the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons since the 13D that was filed on November 18, 2010 is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2010
(Date)

Bruce R. Berkowitz

By: /s/ Bruce R. Berkowitz

Fairholme Capital Management, L.L.C.

By: /s/ Bruce R. Berkowitz
Title: Managing Member

Fairholme Funds, Inc.

By: /s/ Bruce R. Berkowitz
Title: President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit B

Transaction	Date	Shares	Price

Transactions in Common Shares

Fairholme Funds, Inc.

Purchase	11/17/2010	505,700	$41.98
Purchase	11/22/2010	199,800	$42.13
Purchase	11/23/2010	296,700	$41.03
Purchase	11/24/2010	16,700	$41.23
Purchase	11/26/2010	86,500	$41.29
Purchase	11/29/2010	93,700	$41.12
Purchase	11/29/2010	42,100	$41.44
Purchase	11/30/2010	80,100	$41.28
Purchase	12/2/2010	5,216	$42.49
Purchase	12/3/2010	394,541	$43.33
Purchase	12/6/2010	147,100	$43.56

Accounts Managed by Fairholme Capital Management, L.L.C.

Sale	11/29/2010	58,400	$40.80
Purchase	12/1/2010	2,500	$42.52

Transactions in Preferred Shares

Fairholme Funds, Inc.

On November 24, 2010, Fairholme Funds, Inc. converted 26,703,320 shares of convertible preferred stock to 2,634,817 shares of the Issuer's common stock.  The exchange was for 0.09867 shares of the Issuer's common stock, par value $2.50 per share, plus $3.2702 in cash for each validly tendered and accepted unit of convertible preferred stock.

Sale	12/3/2010	6	$7.30

Accounts Managed by Fairholme Capital Management, L.L.C.

On November 24, 2010, managed accounts advised by Fairholme Capital Management, L.L.C. converted 3,156,960 shares of convertible preferred stock to 311,497 shares of the Issuer's common stock.  The exchange was for 0.09867 shares of the Issuer's common stock, par value $2.50 per share, plus $3.2702 in cash for each validly tendered and accepted unit of convertible preferred stock.

Sale	12/3/2010	20	$7.26
Sale	12/3/2010	1,880	$7.30
Sale	12/3/2010	20	$7.30
Sale	12/3/2010	80	$7.29
Sale	12/3/2010	120	$7.29
Sale	12/3/2010	20	$7.29

SK 22146 0001 1153920